Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated November 11, 2019

Registration Statement 333-223456

November 13, 2019

€1,300,000,000

Ball Corporation

€750,000,000 0.875% Senior Notes due 2024

€550,000,000 1.500% Senior Notes due 2027

Pricing Supplement, dated November 13, 2019, to the Preliminary Prospectus Supplement, dated November 11, 2019 of Ball Corporation (“Ball”).  This Pricing Supplement relates only to the securities described below and is qualified in its entirety by reference to the Preliminary Prospectus Supplement.  The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information contained in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Increase in Size of Offering

The aggregate principal amount of the notes to be issued in the offering have been increased from €900,000,000 to €1,300,000,000. As a result, all corresponding references in the Preliminary Prospectus Supplement relating to the aggregate principal amount of the notes offered should be increased by €400,000,000.

0.875% Senior Notes due 2024

Issuer:	Ball Corporation

Title of Securities:	0.875% Senior Notes due 2024 (the “2024 Euro Notes”)

Principal Amount:	€750,000,000

Ratings*:	Ba1 / BB+

Maturity Date:	March 15, 2024

Coupon:	0.875%

Price to Public:	100.000%

Yield to Maturity:	0.875%

Benchmark Security:	DBR 1.750% due February 15, 2024

Spread to Benchmark Security:	+147 basis points

Interest Payment Dates:	January 1 and July 1

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

First Interest Payment Date:	July 1, 2020

Optional Redemption:	Ball may redeem the 2024 Euro Notes at any time in whole, or from time to time in part, prior to December 15, 2023 (the

“2024 Euro Note Par Call Date”) in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2024 Euro Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Euro Notes that would be due if such 2024 Euro Notes matured on the 2024 Euro Note Par Call Date discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed), at a rate equal to the sum of the Comparable Government Bond Rate plus 50 basis points plus any accrued and unpaid interest on the 2024 Euro Notes to, but excluding, the date of redemption.

At any time on or after the 2024 Euro Note Par Call Date, Ball may redeem all or any of the 2024 Euro Notes at any time in whole, or from time to time in part, at Ball’s option, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest on the 2024 Euro Notes to, but excluding, the date of redemption.

Change of Control Repurchase Event:

If a Change of Control Repurchase Event occurs for the 2024 Euro Notes, unless Ball has exercised its right to redeem the 2024 Euro Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the 2024 Euro Notes to repurchase all or any part of that holder’s 2024 Euro Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2024 Euro Notes repurchased, plus accrued and unpaid interest, if any, on the 2024 Euro Notes repurchased to, but excluding, the date of repurchase.

Tax Redemption:

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), Ball becomes obligated to pay additional amounts with respect to the 2024 Euro Notes, then Ball may at its option, redeem, in whole, but not in part, the 2024 Euro Notes at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest (including any additional amounts) on the 2024 Euro Notes to, but excluding, the redemption date.

Trade Date:	November 13, 2019

Settlement Date:

November 18, 2019 (T+3)

Ball expects that delivery of the 2024 Euro Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the 2024 Euro Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly,  purchasers who wish to trade the 2024 Euro Notes prior to the delivery of the 2024 Euro Notes will be required, by virtue of the fact that the 2024 Euro Notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2024 Euro Notes who wish to trade the 2024 Euro Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:

Ball intends to use the net proceeds from this offering, together with other available cash, to repay certain outstanding indebtedness, which may include its 4.375% Senior Notes due December 2020 and the 3.50% euro denominated Senior Notes due December 2020, and for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, working capital, share repurchases, pension contributions or capital expenditures.

Global Coordinators and Joint Book-Running Managers:	Merrill Lynch International Goldman Sachs & Co. LLC BNP Paribas

Joint Book-Running Managers:

Deutsche Bank AG, London Branch

Coöperatieve Rabobank U.A.

Mizuho International plc

SMBC Nikko Capital Markets Limited

UniCredit Bank AG

Morgan Stanley & Co. International plc

Citigroup Global Markets Limited

Co-managers:

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Banco Santander, S.A.

Barclays Bank PLC

Crédit Agricole Corporate & Investment Bank

MUFG Securities EMEA plc

Scotiabank Europe plc

HSBC Securities (USA) Inc.

TD Securities (USA) LLC

Siebert Williams Shank & Co., LLC

AmeriVet Securities, Inc.

Common Code/ISIN Numbers:	Common Code: 208031783. ISIN: XS2080317832.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Listing and Trading:

Application has been made for the 2024 Euro Notes to be admitted to the Official List of Euronext Dublin and to trade on the Global Exchange Market, which is the exchange regulated market of Euronext Dublin. The Global Exchange Market is not a regulated market for the purposes of MIFID II. No assurance can be given that this application will be granted.

1.500% Senior Notes due 2027

Issuer:	Ball Corporation

Title of Securities:	1.500% Senior Notes due 2027 (the “2027 Euro Notes”)

Principal Amount:	€550,000,000

Ratings*:	Ba1 / BB+

Maturity Date:	March 15, 2027

Coupon:	1.500%

Price to Public:	100.000%

Yield to Maturity:	1.500%

Benchmark Security:	DBR 0.250% due February 15, 2027

Spread to Benchmark Security:	+196 basis points

Interest Payment Dates:	January 1 and July 1

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

First Interest Payment Date:	July 1, 2020

Optional Redemption:

Ball may redeem the 2027 Euro Notes at any time in whole, or from time to time in part, prior to December 15, 2026 (the “2027 Euro Note Par Call Date”) in each case, at Ball’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2027 Euro Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Euro Notes that would be due if such 2027 Euro Notes matured on the 2027 Euro Note Par Call Date discounted to the date of redemption (excluding interest accrued to the date of redemption), on a semiannual basis (assuming a 365-day year or a 366-day year, as applicable, and the actual number of days elapsed), at a rate equal to the sum of the Comparable Government Bond Rate plus 50 basis points plus any accrued and unpaid interest on the 2027 Euro Notes to, but excluding, the date of redemption.

At any time on or after the 2027 Euro Note Par Call Date, Ball may redeem all or any of the 2027 Euro Notes at any time in whole, or from time to time in part, at Ball’s option, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest on the 2027 Euro Notes to, but excluding, the date of redemption.

Change of Control Repurchase Event:

If a Change of Control Repurchase Event occurs for the 2027 Euro Notes, unless Ball has exercised its right to redeem the 2027 Euro Notes within 60 days after the Change of Control, Ball will make an offer to each holder of the 2027 Euro Notes to repurchase all or any part of that holder’s 2027 Euro Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the 2027 Euro Notes repurchased, plus accrued and unpaid interest, if any, on the 2027 Euro Notes repurchased to, but excluding, the date of repurchase.

Tax Redemption:

If, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), Ball becomes obligated to pay additional amounts with respect to the 2027 Euro Notes, then Ball may at its option, redeem, in whole, but not in part, the 2027 Euro Notes at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest (including any additional amounts) on the 2027 Euro Notes to, but excluding, the redemption date.

Trade Date:	November 13, 2019

Settlement Date:

November 18, 2019 (T+3)

Ball expects that delivery of the 2027 Euro Notes will be made against payment therefor on or about the third business day following the date of confirmation of orders with respect to the 2027 Euro Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly,  purchasers who wish to trade the 2027 Euro Notes prior to the delivery of the 2027 Euro Notes will be required, by virtue of the fact that the 2027 Euro Notes initially will settle T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the 2027 Euro Notes who wish to trade the 2027 Euro Notes prior to their date of delivery should consult their own advisors.

Use of Proceeds:

Ball intends to use the net proceeds from this offering, together with other available cash, to repay certain outstanding indebtedness, which may include its 4.375% Senior Notes due December 2020 and the 3.50% euro denominated Senior Notes due December 2020, and for general corporate purposes, which may include potential investments in strategic alliances and acquisitions, working capital, share repurchases, pension contributions or capital expenditures.

Global Coordinators and Joint Book-Running Managers:	Merrill Lynch International Goldman Sachs & Co. LLC BNP Paribas

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Coöperatieve Rabobank U.A. Mizuho International plc SMBC Nikko Capital Markets Limited UniCredit Bank AG

Morgan Stanley & Co. International plc Citigroup Global Markets Limited

Co-Managers:

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

Banco Santander, S.A.

Barclays Bank PLC

Crédit Agricole Corporate & Investment Bank

MUFG Securities EMEA plc

Scotiabank Europe plc

HSBC Securities (USA) Inc.

TD Securities (USA) LLC

Siebert Williams Shank & Co., LLC

AmeriVet Securities, Inc.

Common Code/ISIN Numbers:	Common Code: 208031805. ISIN: XS2080318053.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Listing and Trading:

Application has been made for the 2027 Euro Notes to be admitted to the Official List of Euronext Dublin and to trade on the Global Exchange Market, which is the exchange regulated market of Euronext Dublin. The Global Exchange Market is not a regulated market for the purposes of MIFID II. No assurance can be given that this application will be granted.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus dated March 6, 2018) and a preliminary prospectus supplement dated November 11, 2019 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch International at 1-800-294-1322.

In connection with this Offering, Merrill Lynch International (the ‘‘Stabilizing Manager’’) (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes during the stabilization period at a level higher than that which might otherwise prevail. However, stabilization action may not necessarily occur. any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than 30 calendar days after the date on which the issuer received the proceeds of the issue, or no later than 60 calendar days after the date of allotment of the notes, whichever is the earlier. Any stabilization action or over-allotment must be conducted by the Stabilizing Manager (or persons acting on behalf of the Stabilizing Manager) in accordance with all applicable laws and rules.

MiFID II professionals/ECPs-only/No PRIIPs KID — Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in European Economic Area.

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